

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2025

John J. Christmann, IV
Director and Chief Executive Officer
APA Corp
2000 W. Sam Houston Pkwy S., Suite 200
Houston, Texas 77042

 Re: APA Corp
   Registration Statement on Form S-4
   Filed August 8, 2025
   File No. 333-289400

Dear John J. Christmann IV:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.

   Sincerely,

   Division of Corporation Finance
   Office of Energy & Transportation

cc: Troy Harder, Esq.